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                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

Between March 31, 2008 and September 30, 2008, the percentage of shares of the Grisanti Brown Value Fund (the "Fund") owned by Soka University of America increased from 21.04% to 26.49% and thus resulted in a change in control of the Fund. This change is primarily due to the net result of shareholder activity that lowered the number of shares in the Fund.